UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*



                                 Qorus.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   747280 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Craig Ellins
                              c/o Qorus.com, Inc.
                        3500 East Patrick Lane, Suite 9
                            Las Vegas, Nevada 89120
                                 (702) 938-9300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 15, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                 (Page 1 of 12)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP NO.  747280 10 5                                        PAGE 2 OF 12 PAGES
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           CRAIG ELLINS
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|


---------- ---------------------------------------------------------------------
    3      SEC USE ONLY



---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*


           OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               |_|



---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           UNITED STATES
---------- ---------------------------------------------------------------------
                           7     SOLE VOTING POWER
     NUMBER OF
                                 211,165,725
      SHARES            -------- -----------------------------------------------
                           8     SHARED VOTING POWER
   BENEFICIALLY
                                 701,726,092
   OWNED BY EACH        -------- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
    REPORTING
                                 211,165,725
   PERSON WITH          -------- -----------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0
----------------------- -------- -----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           211,165,725
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |X|


---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           19.1%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*


           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP NO.  747280 10 5                                        PAGE 3 OF 12 PAGES
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           AMY BLACK
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|


---------- ---------------------------------------------------------------------
    3      SEC USE ONLY



---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*


           OO

---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               |_|



---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           UNITED STATES
---------- ---------------------------------------------------------------------
                           7     SOLE VOTING POWER
      NUMBER OF
                                 0
        SHARES          -------- -----------------------------------------------
                           8     SHARED VOTING POWER
     BENEFICIALLY
                                 211,165,725
    OWNED BY EACH       -------- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
      REPORTING
                                 211,165,725
     PERSON WITH        -------- -----------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0
----------------------- -------- -----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           211,165,725
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|


---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           19.1%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*


           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP NO.  747280 10 5                                        PAGE 4 OF 12 PAGES
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           LIZANNE KALL
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|


---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*


           OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               |_|



---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           UNITED STATES
---------- ---------------------------------------------------------------------
                           7     SOLE VOTING POWER
      NUMBER OF
                                 0
        SHARES          -------- ----------------------------------------------
                           8     SHARED VOTING POWER
     BENEFICIALLY
                                 43,438,508
    OWNED BY EACH       -------- ----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
      REPORTING
                                 43,438,508
     PERSON WITH        -------- -----------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           43,438,508
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|


---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           3.9%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*


           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP NO.  747280 10 5                                        PAGE 5 OF 12 PAGES
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           THE RICHARD KALL FAMILY TRUST
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|




---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*


           OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               |_|


---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           FLORIDA
---------- ---------------------------------------------------------------------
                           7     SOLE VOTING POWER
      NUMBER OF
                                 0
        SHARES          -------- -----------------------------------------------
                           8     SHARED VOTING POWER
     BENEFICIALLY
                                 412,138,400
    OWNED BY EACH       -------- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
      REPORTING
                                 0
     PERSON WITH        -------- -----------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 412,138,400
----------------------- -------- -----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           412,138,400
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|


---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           37.3%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*


           OO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP NO.  747280 10 5                                        PAGE 6 OF 12 PAGES
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           KEATING REVERSE MERGER FUND, LLC
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|


---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*


           OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               |_|


---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           DELAWARE
----------------------- -------- -----------------------------------------------
                           7     SOLE VOTING POWER
      NUMBER OF
                                 0
        SHARES          -------- -----------------------------------------------
                           8     SHARED VOTING POWER
     BENEFICIALLY
                                 34,983,459
    OWNED BY EACH       -------- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
      REPORTING
                                 34,983,459
     PERSON WITH        -------- -----------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           34,983,459
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|


---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           3.2%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*


           OO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.001 per share (the "Common Stock"), of Qorus.com, Inc., a Florida corporation (the "Company"), which has its principal executive offices at 3035 East Patrick Lane, Suite 9, Las Vegas, Nevada 89120.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed jointly by Craig Ellins, a citizen of the United States ("Ellins"), Amy Black, a citizen of the United States ("Black"), Lizanne Kall, a citizen of the United States ("Kall"), The Richard Kall Family Trust, an irrevocable trust organized under the laws of the state of Florida ("Kall Trust"), and Keating Reverse Merger Fund, LLC, a Delaware limited liability company ("KRM Fund," and together with Ellins, Black, Kall and the Kall Trust, the "Reporting Persons").

         Ellins is the Chairman, Chief Executive Officer and President of the Company, and the Chief Executive Officer and Manager of its new wholly-owned subsidiary, VMdirect, L.L.C. ("VMdirect"). Black is the President and Manager of VMdirect. Kall, the Kall Trust and KRM Fund are investors. Each of Ellins, Black, Kall and the Kall Trust are former members of VMdirect.

         The principal business address of Ellins and Black is c/o Qorus.com, Inc., 3035 East Patrick Lane, Suite 9, Las Vegas, Nevada 89120. The principal business address of each of Kall and the Kall Trust is 9000 Players Club Drive, Las Vegas, Nevada 89134. The principal business address of KRM Fund is 5251 DTC Parkway, Suite 1090, Greenwood Village, Colorado 80111.

         During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The closing (the "Closing") of the transactions contemplated by that certain Exchange Agreement dated May 23, 2006 ("Exchange Agreement"), by and among the Company, VMdirect, each of the Reporting Persons, and the other signatories to the Exchange Agreement, occurred on June 15, 2006. At the Closing, pursuant to the terms of the Exchange Agreement, the Company acquired all of the outstanding membership interests of VMdirect (the "Interests") from the Ellins, Black, Kall, the Kall Trust and the other members of VMdirect (collectively the "Members"), and the Members contributed all of their Interests to the Company. In exchange, the Company issued to the Members 1,014,589 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of the Company ("Preferred Shares"), which are convertible into 1,057,547,456 shares of the Company's common stock ("Conversion Shares").

         Each Preferred Share is convertible into 1,042.340735 shares of the Company's common stock (the "Conversion Rate"). The Preferred Shares will immediately and automatically be converted into shares of the Company's common stock (the "Mandatory Conversion") upon the approval by a majority of the Company's shareholders (voting together on an as-converted-to-common-stock basis), following the Closing, of an increase in the number of authorized shares of the Company's common stock from 50,000,000 to 100,000,000, and a 1 for 50 reverse stock split of the Company's outstanding common stock ("Reverse Split"). The Conversion Rate will be adjusted downward to account for the Reverse Split.

         The beneficial ownership of the Company's common stock reported in this
Schedule 13D by each Reporting Person is based on each Reporting Person's respective ownership of the Company's Series A Convertible Preferred Stock, on an as converted basis prior to the proposed Reverse Split, and common stock, and assumes a total of 1,103,722,256 shares of the Company's common stock outstanding as of June 15, 2006, on a pre-Reverse Split basis.

         Effective as of the Closing, each Reporting Person agreed to vote their shares of the Company's common stock (voting together on an as-converted-to-common-stock basis) to (i) elect Kevin Keating or such other person designated by KRM Fund from time to time (the "KRM Designate") to the Company's board of directors for a period of one year following the Closing,
(ii) elect such other persons that may be designated by Ellins from time to time to fill any vacant position on the board of directors (other than the KRM Designate), and (iii) approve the Reverse Split, an increase in the Company's authorized common stock from 50,000,000 to 100,000,000, a corporate name change, and a stock incentive plan (clause (iii) is referred to herein as the "Actions").

         In the event that any of KRM Fund, Black, Kall, or the Kall Trust fails to vote their respective shares to approve each of the Actions, each has granted to Ellins a proxy to vote their respective shares to approve such Actions. Accordingly, Ellins holds shared voting power over the shares held by each of KRM Fund (34,983,459 shares), Black (211,165,725 shares), Kall (43,438,508 shares), and the Kall Trust (412,138,400 shares). Ellins hereby expressly disclaims beneficial ownership over any shares held by the other Reporting Persons, and disclaims any shared voting power with respect to any matters other than the Actions.

         The Voting Agreement dated June 15, 2006, by and among the Reporting Persons is attached hereto as Exhibit 2, and incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         Reference  is made to the  disclosure  set forth  under  Item 3 of this
Schedule 13D, which disclosure is incorporated herein by reference.

         The shares of common stock to which this Schedule 13D relates are held by the Reporting Persons as an investment. The Reporting Persons disclaim any membership in a group relating to the Company except with respect to the Actions described above to which the Reporting Persons have agreed to vote.

         As a result of the Closing, the Reporting Persons collectively own 82.7% of the total combined voting power of all classes of the Company's capital stock. The Reporting Persons have taken action to approve (i) the Reverse Split,
(ii) an increase in the Company's authorized common stock from 50,000,000 to 100,000,000, (iii) a corporate name change, and (iv) a stock incentive plan. These actions will cause the Mandatory Conversion.

         Upon the occurrence of the Mandatory Conversion and the Reverse Split, the Company's currently issued and outstanding Series A Convertible Preferred Stock (currently 1,014,589 shares), and common stock (currently 46,174,800 shares), will be converted into 21,150,959 and 923,497 shares of common stock, respectively, and will represent 95.8% and 4.2%, respectively, of the Company's total common stock issued and outstanding.

         Ellins holds the right to appoint the members of the board of directors of the Company, other than, with respect to the one-year period following the Closing, the KRM Designate. At this time, Ellins does not anticipate changing the number or composition of the board of directors.

         Other than as described in this Schedule 13D, the Reporting Persons are not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company's board of directors; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

         As of June 15, 2006, Ellins beneficially owned 211,165,725 shares of the Company's common stock on an as converted basis prior to the proposed Reverse Split (the "Ellins Shares"), based on Ellins' beneficial ownership of the Company's Series A Convertible Preferred Stock (202,588 shares). Assuming a total of 1,103,722,256 shares of the Company's common stock outstanding as of June 15, 2006, on a pre-Reverse Split and as-converted-to-common-stock basis, the Ellins Shares constitute approximately 19.1% of the shares of the Company's common stock issued and outstanding.

         Ellins also holds shared voting power over 701,726,092 shares of the Company's common stock, on an as converted basis prior to the proposed Reverse Split, held by KRM Fund (34,983,459 shares), Black (211,165,725 shares), Kall (43,438,508 shares), and the Kall Trust (412,138,400 shares). In the event that any of KRM Fund, Black, Kall, or the Kall Trust fails to vote their respective shares to approve each of the Actions, each has granted to Ellins a proxy to vote their respective shares to approve such Actions. Ellins hereby expressly disclaims beneficial ownership over any shares held by the other Reporting Persons, and disclaims any shared voting power with respect to any matters other than the Actions.

         As of June 15, 2006, Black beneficially owned 211,165,725 shares of the Company's common stock on an as converted basis prior to the proposed Reverse Split (the "Black Shares"), based on Black's beneficial ownership of the Company's Series A Convertible Preferred Stock (202,588 shares). Assuming a total of 1,103,722,256 shares of the Company's common stock outstanding as of June 15, 2006, on a pre-Reverse Split and as-converted-to-common-stock basis, the Black Shares constitute approximately 19.1% of the shares of the Company's common stock issued and outstanding.

         Ellins and Black are husband and wife. Although, as husband and wife, each of Ellins and Black may be deemed to beneficially own the shares held by the other, each disclaims beneficial ownership in the shares held by the other.

         As of June 15, 2006, Kall beneficially owned 43,438,508 shares of the Company's common stock on an as converted basis prior to the proposed Reverse Split (the "Kall Shares"), based on Kall's beneficial ownership of the Company's Series A Convertible Preferred Stock (41,674 shares). Assuming a total of 1,103,722,256 shares of the Company's common stock outstanding as of June 15, 2006, on a pre-Reverse Split and as-converted-to-common-stock basis, the Kall Shares constitute approximately 3.9% of the shares of the Company's common stock issued and outstanding.

         As of June 15, 2006, the Kall Trust beneficially owned 412,138,400 shares of the Company's common stock on an as converted basis prior to the proposed Reverse Split (the "Kall Trust Shares"), based on the Kall Trust's beneficial ownership of the Company's Series A Convertible Preferred Stock (395,397 shares). Assuming a total of 1,103,722,256 shares of the Company's common stock outstanding as of June 15, 2006, on a pre-Reverse Split and as-converted-to-common-stock basis, the Kall Trust Shares constitute approximately 37.3% of the shares of the Company's common stock issued and outstanding.

         As of June 15, 2006, KRM Fund beneficially owned 34,938,459 shares of the Company's common stock prior to the proposed Reverse Split (the "KRM Fund Shares"). Assuming a total of 1,103,722,256 shares of the Company's common stock outstanding as of June 15, 2006, on a pre-Reverse Split basis, the KRM Fund Shares constitute approximately 3.2% of the shares of the Company's common stock issued and outstanding.

         Ellins has the sole power to vote and dispose of the Ellins Shares. Ellins also shares, with each of Black, Kall, the Kall Trust and KRM Fund, the power to vote the Black Shares, Kall Shares, Kall Trust Shares and KRM Fund shares, respectively, with respect to the Actions.

         Black has the sole power to dispose of the Black Shares. Black shares, with Ellins, the power to vote the Black Shares with respect to the Actions.

         Kall has the sole power to dispose of the Kall Shares. Kall shares, with Ellins, the power to vote the Kall Shares with respect to the Actions.

         The Kall Trust shares, with Richard Kall, the power to dispose of the Kall Trust Shares. The Kall Trust shares, with Ellins, the power to vote the Kall Trust Shares with respect to the Actions. The Kall Trust shares, with Richard Kall, the power to vote the Kall Trust Shares. The information that would be required by Item 2 of this Schedule 13D for Richard Kall is as follows:

(a) Name:               Richard Kall
(b) Business Address:   9000 Players Club Drive
                        Las Vegas, Nevada 89134
(c) Occupation:         Trustee of the Kall Trust
(d) Conviction:         N/A
(e) Civil Proceedings:  N/A
(f) Citizenship:        United States

         KRM Fund has the sole power to dispose of the KRM Fund Shares. KRM Fund shares, with Ellins, the power to vote the KRM Fund Shares with respect to the Actions.

         Transactions by the Reporting Persons in the Company's common stock effected in the past 60 days are described in Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


         Reference is made to the disclosure set forth under Items 3, 4 and 5 of this Schedule 13D, which disclosure is incorporated herein by reference.

         The Voting Agreement dated June 15, 2006, by and among the Reporting Persons is attached hereto as Exhibit 2, and incorporated herein by reference.

         Ellins holds the right to appoint the members of the board of directors of the Company, other than, with respect to the one-year period following the Closing, the KRM Designate. The Reporting Persons have agreed to vote their shares to elect the KRM Designate for a one-year period following the Closing.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.

         1 Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

         2 Voting Agreement dated as of June 15, 2006, by and among the Reporting Persons.

                                    SIGNATURE
         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.



Dated: June 26, 2006              /s/ Craig Ellins
                                  --------------------------------------------
                                  Craig Ellins

Dated: June 26, 2006              /s/ Amy Black
                                  --------------------------------------------
                                  Amy Black

Dated: June 26, 2006              /s/ Lizanne Kall
                                  --------------------------------------------
                                  Lizanne Kall

Dated: June 26, 2006              The Richard Kall Family Trust

                                  /s/ Richard Kall
                                  --------------------------------------------
                                  Richard Kall, Trustee

Dated: June 26, 2006              Keating Reverse Merger Fund, LLC

                                  /s/ Timothy Keating
                                  --------------------------------------------
                                  Timothy Keating, Managing Member

                                  SCHEDULE 13D

                                  EXHIBIT INDEX

Exhibit No.

         1 Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

         2 Voting Agreement dated as of June 15, 2006, by and among the Reporting Persons.

                                                                       EXHIBIT 1



                             JOINT FILING AGREEMENT

         The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Qorus.com, Inc., and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.



Dated: June 26, 2006              /s/ Craig Ellins
                                  --------------------------------------------
                                  Craig Ellins

Dated: June 26, 2006              /s/ Amy Black
                                  --------------------------------------------
                                  Amy Black

Dated: June 26, 2006              /s/ Lizanne Kall
                                  --------------------------------------------
                                  Lizanne Kall

Dated: June 26, 2006              The Richard Kall Family Trust

                                  /s/ Richard Kall
                                  --------------------------------------------
                                  Richard Kall, Trustee

Dated: June 26, 2006              Keating Reverse Merger Fund, LLC

                                  /s/ Timothy Keating
                                  --------------------------------------------
                                  Timothy Keating, Managing Member

                                                                       EXHIBIT 2


                                VOTING AGREEMENT


         This VOTING AGREEMENT, dated as of this 15th day of June, 2006 ("Agreement"), is by and among Keating Reverse Merger Fund, LLC, a Delaware limited liability company ("KRM Fund"), and each of the other persons whose signature appears under the caption "Shareholders" on the signature page hereof. For purposes of this Agreement, KRM Fund, and each person whose signature appears on the signature page hereof shall be referred to herein individually as "Shareholder" and collectively as the "Shareholders".

         WHEREAS, immediately following the Exchange (as defined below), each Shareholder will own beneficially of record or have the power to vote, or direct the vote of, shares of common stock, par value $0.001 per share ("Common Stock") or shares of Series A Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"), of Qorus.com, Inc. ("Qorus"), a Florida corporation, as set forth opposite such Shareholder's name on EXHIBIT A hereto (all such shares of Common Stock and Preferred Stock and any shares of which ownership of record or the power to vote is hereafter acquired by the Shareholders, whether by purchase, conversion or exercise, prior to the termination of this Agreement being referred to herein as the "Shares");

         WHEREAS, Qorus, VMdirect, L.L.C., a Nevada limited liability company ("VMdirect"), and the Members of VMdirect have entered into an Exchange
Agreement, dated May 23, 2006 (as the same may be amended from time to time) (the "Exchange Agreement") which provides, upon the terms and subject to the conditions thereof, for the exchange of all of the Interests of VMdirect for Qorus' Preferred Shares (the "Exchange");

         WHEREAS, Qorus' Preferred Shares are convertible into the Conversion Shares pursuant to the Certificate of Designations adopted by the filing of the Articles of Amendment;

         WHEREAS, as a condition to the consummation of the Exchange Agreement, KRM Fund has agreed to enter into this Agreement; and

         WHEREAS, the capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Exchange Agreement;

         NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Exchange Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                   ARTICLE I
                         VOTING OF SHARES FOR DIRECTORS

         SECTION 1.01 VOTE IN FAVOR OF THE DIRECTORS. During the period commencing on the date hereof and terminating one year thereafter, each Shareholder, in its capacity as a Shareholder of Qorus (or successor), agrees to vote (or cause to be voted) all Shares directly or indirectly owned by the Shareholder or over which the Shareholder has the beneficial ownership or the right to vote and all Shares which such Shareholder acquires directly or indirectly or has the beneficial ownership or right to vote in the future, at any meeting of the Shareholders of

Qorus, and in any action by written consent of the Shareholders of Qorus, in favor of the election of the Director Designees, as defined herein, to the Board of Directors of Qorus and will not vote (or cause to be voted) for the removal of the Director Designees from the Board of Directors. Any Director Designee may be removed from the Board of Directors in the manner allowed by law and Qorus' governing documents, but with respect to the Director Designee nominated by KRM Fund pursuant to Section 1.03 (b), in the event such Director Designee is removed as a director of Qorus, KRM Fund shall have the right to designate and nominate such removed director's replacement.

         SECTION 1.02 SIZE OF BOARD OF DIRECTORS. The Shareholders agree that the Board of Directors of Qorus shall consist of three to five persons during the term hereof, with the actual number to be determined by resolution of the Board of Directors and to initially equal three (3) members effective as of the Closing, and the Shareholders will take all such action to set the number of directors consistent with this section 1.02.

         SECTION 1.03 DIRECTOR DESIGNEES. The Director Designees will be as follows:

                  (a) so long as Craig Ellins ("Ellins") or any successor entity acting as the record holder of Qorus' securities beneficially owned by Ellins is a shareholder of Qorus, Ellins, provided, however, that if Ellins elects, he may designate an additional director in substitution for himself;

                  (b) so long as Ellins or any successor entity acting as the record holder of Qorus' securities beneficially owned by Ellins is a shareholder of Qorus, one person in addition to Ellins (if the number of directors is three), two persons in addition to Ellins (if the number of directors is four), and three persons in addition to Ellins (if the number of directors is five), each designated by Ellins; and

                  (c) for one person designated by KRM Fund, who is acceptable to Ellins, which acceptance shall not be unreasonably withheld.

         Neither the Shareholders, nor any of the officers, directors, shareholders, members, managers, partners, employees or agents of any Shareholder, makes any representation or warranty as to the fitness or competence of any Director Designee to serve on the Board of Directors by virtue of such party's execution of this Agreement or by the act of such party in designating or voting for such Director Designee pursuant to this Agreement.

         SECTION 1.04 TERM OF AGREEMENT. The obligations of the Shareholders pursuant to this Article I shall terminate on the first anniversary of the date of this Agreement.

                                   ARTICLE II
                          VOTING FOR CORPORATE ACTIONS

         SECTION 2.01 VOTE IN FAVOR OF CORPORATE MATTERS. During the term of this Agreement, each Shareholder hereby agrees and covenants to vote or cause to be voted all of his

Shares then owned by him, or over which he has voting power, and all Shares which such Shareholder acquires directly or indirectly or has the beneficial ownership or right to vote in the future, at any regular or special meeting of shareholders, or, in lieu of any such meeting promptly following the written request of any Shareholder, to give his written consent in any action by written consent of the shareholders, in favor of each of the following items ("Actions"):

         (a) To approve a 1 for 50 reverse stock split with special treatment for certain of Qorus' stockholders to preserve round lot stockholders ("Reverse Split");

         (b) To approve the change of the name of Qorus to a name selected by the Board;

         (c) To amend Qorus' Articles of Incorporation to increase the number of authorized shares of Qorus Common Stock from 50,000,000 shares to 100,000,000 shares;

         (d)      To reincorporate in the State of Delaware;

         (e) To approve the adoption of a stock incentive plan ("Stock Plan") reserving not more than 2,500,000 shares of Qorus Common Stock for issuance thereunder (on a post-Reverse Split basis), which number includes outstanding VMdirect Purchase Rights (which are in the form of options) to be assumed by Qorus (on a post-Reverse Split basis); and

         (f) All such other actions as shall be necessary or desirable in connection with or related to the foregoing actions in (a) through (e) above including, without limitation, any amendment to the articles of incorporation of Qorus to effect the foregoing.

         SECTION 2.02 GRANT OF PROXY; FURTHER ASSURANCE. In the event that, in connection with any regular or special meeting of shareholders, or, in lieu of any such meeting, with a written consent in any action by written consent of the shareholders, within five (5) days following a written request thereof by Ellins (or a representative thereof), a Shareholder fails to vote or cause to be voted all of his Shares in favor of the Actions in accordance with the instructions set forth in such written request, or to execute a written consent in connection therewith, each Shareholder, by this Agreement, with respect to all Shares over which it has voting authority and any Shares hereinafter acquired by such Shareholder over which it may have voting authority, does hereby irrevocably constitute and appoint Ellins, or any nominee, with full power of substitution, as his or its true and lawful attorney and proxy, for and in his or its name, place and stead, to vote each of such Shares as such Shareholder's proxy, at every annual, special or adjourned meeting of the shareholders of Qorus (including the right to sign his or its name (as Shareholder) to any consent, certificate or other document relating to Qorus that may be permitted or required by applicable law) in favor of the adoption and approval of each of the Actions. This proxy extends to no other matter, except for the Actions as enumerated above. Each Shareholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in Qorus the power to carry out the provisions of this Agreement

         SECTION 2.03 TERMINATION. The obligations of each Shareholder pursuant to this Article II shall terminate upon the adoption and approval of the Actions by the shareholders of Qorus.

         SECTION 2.04 OBLIGATIONS AS DIRECTOR AND/OR OFFICER. If a Shareholder or any of its affiliates or nominees is a member of the board of directors of Qorus (a "Director") or an officer of Qorus (an "Officer"), nothing in this Agreement shall be deemed to limit or restrict the Director or Officer acting in his or her capacity as a Director or Officer of Qorus, as the case may be, and exercising his or her fiduciary duties and responsibilities, it being agreed and understood that this Agreement shall apply to Shareholder solely in his or her capacity as a shareholder of Qorus and shall not apply to his or her actions, judgments or decisions as a Director or Officer of Qorus.

                                   ARTICLE III
                         REPRESENTATIONS AND WARRANTIES;
                          COVENANTS OF THE SHAREHOLDERS

         Each Shareholder hereby severally represents, warrants and covenants to the other Shareholders as follows:

         SECTION 3.01 AUTHORIZATION. Such Shareholder has full legal capacity and authority to enter into this Agreement and to carry out such person's obligations hereunder. This Agreement has been duly executed and delivered by such Shareholder, and (assuming due authorization, execution and delivery by the other Shareholders) this Agreement constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms.

         SECTION 3.02 NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

                  (a) The execution and delivery of this Agreement by such Shareholder does not, and the performance of this Agreement by such Shareholder will not, (i) conflict with or violate any Legal Requirement applicable to such Shareholder or by which any property or asset of such Shareholder is bound or affected, or (ii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of any encumbrance on any property or asset of such Shareholder, including, without limitation, the Shares, pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation.

                  (b) The execution and delivery of this Agreement by such Shareholder does not, and the performance of this Agreement by such Shareholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Securities
Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay the performance by such Shareholder of such Shareholder's obligations under this Agreement.

         SECTION 3.03 LITIGATION. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of such Shareholder or any of such Shareholder's affiliates, threatened against such Shareholder or any of such Shareholder's affiliates or any of their respective properties or any of their respective officers or directors, in the case of a corporate entity (in their capacities as such) that, individually or in the aggregate, would reasonably be expected to materially delay or impair such Shareholder's ability to consummate the actions contemplated by this Agreement. There is no judgment, decree or order against such Shareholder or any of such Shareholder's affiliates, or, to the knowledge of such Shareholder of any of such Shareholder's affiliates, any of their respective directors or officers, in the case of a corporate entity (in their capacities as such), that would prevent, enjoin, alter or materially delay any of the actions contemplated by this Agreement, or that would reasonably be expected to have a material adverse effect on such Shareholder's ability to consummate the actions contemplated by this Agreement.

         SECTION 3.04 TITLE TO SHARES. Such Shareholder is the legal and beneficial owner of its Shares free and clear of all Liens.

         SECTION 3.05 ABSENCE OF CLAIMS. Each Shareholder has no knowledge of any causes of action or other claims that could have been or in the future might be asserted by the Shareholder against Qorus or any of its predecessors, successors, assigns, directors, employees, agents or representatives arising out of facts or circumstances occurring at any time on or prior to the date hereof and in any way relating to any duty or obligation of Qorus or any Shareholder.

                                   ARTICLE IV
                               GENERAL PROVISIONS

         SECTION 4.01 NOTICES. All notices and other communications given or made pursuant hereto shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier service, by telecopy, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 4.01):

                  (a)      If to any Shareholder (other than KRM Fund):

                           Craig Ellins
                           VMdirect, L.L.C.
                           3035 East Patrick Lane, Suite 9
                           Las Vegas, NV 89120
                           (702) 938-9271
                           (775) 860-0318 telecopy

                           with a copy to:

                           Stubbs Alderton & Markiles, LLP
                           15260 Ventura Blvd., 20th Floor
                           Sherman Oaks, CA 91403
                           Attn:  Gregory Akselrud, Esq.
                           (818) 444-4503 telephone
                           (818) 474-8603 telecopy

                  (b)      If to KRM Fund:

                           Keating Reverse Merger Fund, LLC Timothy J. Keating, Manager 5251 DTC Parkway, Suite 1090 Greenwood Village, CO USA 80111-2739 (720) 889-0131 telephone
                           (720) 889-0135 telecopy


         SECTION 4.02 HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         SECTION 4.03 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

         SECTION 4.04 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof. This Agreement may not be amended or modified except in an instrument in writing signed by, or on behalf of, the parties hereto.

         SECTION 4.05 SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

         SECTION 4.06 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida applicable to contracts executed in and to be performed in that State.

         SECTION 4.07 DISPUTES. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court in Los Angeles County, California.

         SECTION 4.08 NO WAIVER. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

         SECTION 4.09 COUNTERPARTS. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

         SECTION 4.10 WAIVER OF JURY TRIAL. Each of the parties hereto irrevocably and unconditionally waives all right to trial by jury in any action, proceeding or counterclaim (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the Actions of the parties hereto in the negotiation, administration, performance and enforcement thereof.

         SECTION 4.11  EXCHANGE  AGREEMENT.   All  references  to  the  Exchange
Agreement herein shall be to such agreement as may be amended by the parties thereto from time to time.

                           [Signature page(s) follows]

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SHAREHOLDERS:

KEATING REVERSE MERGER FUND, LLC

By: /s/ Timothy J. Keating
   ------------------------------
   Timothy J. Keating, Manager

 /s/ Craig Ellins
---------------------------------
Craig Ellins, Individually

 /s/ Amy Black
---------------------------------
Amy Black, Individually

The Richard Kall Family Trust

By:  /s/ Richard Kall
   ------------------------------
       Richard Kall, Trustee

 /s/ Lizanne Kall
---------------------------------
Lizanne Kall, Individually

                                    EXHIBIT A


                                  SHAREHOLDERS

                                    NUMBER OF SHARES OWNED         NUMBER OF
NAME OF SHAREHOLDER              BENEFICIALLY AND OF RECORD(1)  OPTIONS/WARRANTS
-------------------------------  -----------------------------  ---------------
Keating Reverse Merger Fund LLC   34,983,459 Common Stock              0
Craig Ellins                     202,588 Series A Preferred(2)         0
Amy Black                        202,588 Series A Preferred(2)         0
The Richard Kall Family Trust    395,397 Series A Preferred(2)         0
Lizanne Kall                      41,674 Series A Preferred(2)         0

(1)      Prior to giving effect to the Reverse Split

(2) Each share of Series A Preferred Stock is convertible into 1,042.340735 shares of Qorus' common stock (prior to giving effect to the Reverse Split), with preferred stockholders voting with common stockholders on an as converted basis.